STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

Petro River Oil Corp., organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That the Board of Directors of Petro River Oil Corp. (the “Corporation”), adopted a proposed amendment of the Certificate of Incorporation of the Corporation to increase the authorized shares of common stock, par value $0.00001 per share, of the Corporation, declaring such amendment to be advisable.

The proposed amendment reads as follows:

Article Fourth is hereby amended by striking the first paragraph in its entirety and replacing it with the following:

The total number of shares of stock the Corporation is authorized to issue is 155,000,000 shares, consisting of 5,000,000 shares of preferred stock, par value $0.00001 per share (the "Preferred Stock"), and 150,000,000 shares of common stock, par value $0.00001 per share (the "Common Stock");

SECOND: That, pursuant to a resolution of its Board of Directors, and in accordance with Section 228 of the General Corporation Law of the State of Delaware, consents, in writing, executed by stockholders owning in excess of 50% of the issued outstanding shares of Common Stock of the Corporation, have been delivered to the Corporation, voting in favor of the amendment to the Corporation’s Certificate of Incorporation to increase the authorized shares of Common Stock as set forth herein.

THIRD: That such amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That such amendment will become effective at 6:01 am, Eastern Time, on June 16, 2016.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 15th day of June, 2016.

By:

/s/ Scot Cohen____________________

Name:

Scot Cohen______________________

Title:

Executive Chairman_______________